UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

ANNUAL REPORT
of
Republic of Peru

(Name of Registrant)

Date at end of last fiscal year: December 31, 2025

SECURITIES REGISTERED*
(as of the close of the last fiscal year)

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission
Minister Deputy Chief of Mission Alberto Gonzales Embassy of Peru in the United States 1700 Massachusetts Avenue NW Washington, DC 20036
(Name and address of Authorized Representative of the Registrant in the United States)

Copies to:
Pedro J. Bermeo Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017

CALCULATION OF REGISTRATION FEE
Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

* The Registrant is filing this annual report on a voluntary basis.

ITEM 1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

No such modifications.

(b)	The title and the material provisions of any law, decree, or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

No such provisions.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

No such circumstances.

ITEM 2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to pages 169 to 173 of Exhibit D.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made to pages 161 to 169 of Exhibit D.

ITEM 3. A statement giving the title, date of issue, date of maturity, interest rate, and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to Annex A – Republic of Peru: Global Public Sector External Debt included as part of Exhibit D.

ITEM 4. (a) As to each issue of securities of the registrant that is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

Not applicable.

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

ITEM 5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Not applicable.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to Annex A – Republic of Peru: Global Public Sector External Debt included as part of Exhibit D.

ITEM 6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to the tables and disclosure on pages 147 to 160 of Exhibit D.

ITEM 7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

Not applicable.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

ITEM 8. Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Reference is made to the tables on pages 118 to 146 of Exhibit D.

ITEM 9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in items of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

Reference is made to tables and disclosure on pages 106 to 117 of Exhibit D.

ITEM 10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the registrant has published balances of international payments.)

Reference is made to the tables and disclosure on pages 106 to 117 of Exhibit D.

This annual report comprises:

(a)	Pages numbered 1 to 5, consecutively.

(b)	The following exhibits:

Exhibit A: None

Exhibit B: None

Exhibit C: Copy of the 2026 annual Budget of the Republic (in Spanish)

Exhibit D: Current Description of the Republic

(c)	Such additional Exhibits as may be filed by the Republic by amendment to this Annual Report.

This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the 9th day of November 2026.

By:	/s/ Alberto Gonzales
	Name:	Alberto Gonzales
	Title:	Minister Deputy, Chief of Mission of the Embassy of the Republic of Peru in the United States

EXHIBIT INDEX

EXHIBIT A:	None

EXHIBIT B:	None

EXHIBIT C:	Copy of the 2026 annual Budget of the Republic (in Spanish)

EXHIBIT D:	Current Republic of Peru Description

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